Exhibit 99.1

Mission NewEnergy Limited
(ACN: 117 065 719)

Tempo Offices, Unit B9
431 Roberts Rd, Subiaco
Western Australia, 6008

Tel: +61(0)8 – 6313 3975
ONE MISSION : ONE ENERGY : NEW ENERGY	Fax: +61(0)8 – 6270 6339
e-mail: info@missionnewenergy.com

29th August 2014

The Manager

Company Announcements Office

Australian Securities Exchange

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

Re: Mission NewEnergy Limited Preliminary Final Report (Appendix 4E) for the year ended 30 June 2014 Listing Rule 4.3A

The Directors of Mission NewEnergy Limited are pleased to present the Preliminary Final Report/Appendix 4E for the period ended 30 June 2014 (attached).

For and on behalf of

MISSION NEWENERGY LIMITED

Guy Burnett

Company Secretary

Preliminary Final Report of

Mission NewEnergy Limited

for the year ended 30 June 2014

ABN 63 117 065 719

This Preliminary Final report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.3A.

Current Reporting Period:	Year ended 30 June 2014

Previous Corresponding Period:	Year ended 30 June 2013

This report should be read in conjunction with the most recent annual report.

Source Reference:      ASX Append 4E.1, ASX listing Rules 4.3C.1

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Mission NewEnergy Limited

Results for Announcement To The Market

For the Year Ended 30 June 2014

	Revenue and Net Profit/(Loss)
			Percentage		Amount
			Change		$
			%
ASX Append. 4E 2.1	Revenue from ordinary activities	Up	15.10%	to	9,683,586

	EDITDA	Down	71.23%	to	4,261,143

ASX Append. 4E 2.2	Profit/(loss) from ordinary activities after tax attributable to members	Down	105.66%	to	(608,917)

ASX Append. 4E 2.3	Net profit/(loss) attributable to members	Down	110.88%	to	(1,094,117)

Dividends (Distributions)
Franked
		Amount per	amount per
		security	Security
ASX Append. 4E 2.4	Final dividend	Nil	Nil

ASX Append. 4E 2.4	Interim dividend	Nil	Nil

ASX Append. 4E 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/(Loss) and Dividends (Distributions)

ASX Append. 4E 2.6

Summary of results

Operating and Financial Review

Sales revenue amounted to $1,231 (2013: $169,219) and Other Income for the Group amounted to $9,682,355 (2013: $8,244,100). Net cash used in operating activities was $2,945,460 (2013: $3,714,693). The net loss of the Group amounted to $1,077,231 (2013: $10,042,733 profit).

Review of Operations

Biodiesel Refining

In April 2013, Mission entered into an agreement with Felda Global Ventures Downstream Sdn Bhd (FGVD) to sell the 100,000 tpa biodiesel refinery for U$ 11.5 million. The Company successfully completed the sale of the 100,000 tpa refinery in October 2013.

During the period, the Company’s fully owned subsidiary, Mission Biotechnologies Sdn Bhd (MBTSB) successfully defended itself against a suit filed by KNM Process Systems Sdn Bhd (KNM) in the High Court of Kuala Lumpur. In its suit, KNM as Plaintiff, sought to recover a sum of approximately A$130,000 (RM380,000) from MBTSB. However, MBTSB, in its defence acknowledged that only about A$103,000 (RM302,000) was due to KNM and simultaneously filed a counter claim amounting to approximately A$887,000 (RM2.6 million) against KNM. The High Court of Kuala Lumpur in its judgment granted the counter claim and ordered KNM to pay MBTSB the sum of approximately A$785,000 (RM2.3 million), after setting off the RM302,000 due to KNM, with costs. This amount was promptly paid to MBTSB by KNM while submitting an appeal against the decision to the Malaysian Court of Appeal.

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Subsequently in February 2014, in line with the MNEL’s Board decision, MBTSB was put into Voluntary Creditors winding up by MNEL and appointed a liquidator for this purpose. Creditors of the company ratified that the said company be wound up via Creditors Voluntary Winding up.

Mission’s second refinery (250,000 tpa)

The remaining 250,000 tpa refinery remains under care and maintenance. The company continues to re-evaluate its options available from its remaining refinery asset as opportunities present themselves, which may include the sale of the asset.

In November 2013 the Company entered into a Memorandum of Understanding (MoU) with Benefuel Inc., a US based technology provider who have developed and successfully validated a ground breaking and patented technology process that will allow the Company’s 250,000 tpa biodiesel refinery to be commissioned and operated using substantially lower cost feedstock. The MoU with Benefuel Inc. provides for the Parties to explore the possibility of entering into certain transactions including but not limited to licensing agreements, asset sale or a business combination transaction for the Malaysian refinery asset. The parties are looking at opportunities to set up a joint venture company in Malaysia to own and operate the biodiesel refinery together with an integrated palm plantation company.

In the matter of arbitration between Mission Biofuels Sdn Bhd and KNM, the 3 party tribunal has been established and initial preliminary meetings between the tribunal and the solicitors have been held. Both the Claimant and the Respondent have submitted their statement of claims and the hearings are scheduled to commence in February 2015.

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2014 the Company continues to impair any additions to the refineries. A further $29,336 has been impaired during the current financial year.

Upstream Feedstock and Wind Farm Business

In April 2013, the Company announced that it had secured a loan facility agreement to meet corporate obligations and windmill operational costs in India. The lenders required that the equity in the Indian Subsidiary, Mission Biofuels India PL, be held as security with the lender to take over general management of the subsidiary during the term of loan. As at the date of this report the loan is in default and the Company is working with the lender on a settlement arrangement. If the Company is unable to negotiate a settlement, the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary. If this right is enforced we would have no further business interests in India.

The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default.

Downstream Palm Oil Joint Venture Project

The Companies 85% owned subsidiary, Oleovest Pte Ltd had registered a request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non-material obligations under its joint venture agreement (JVA) with Oleovest. The formal hearings under the arbitration proceedings commenced during the current reporting period after the parties failed to come to an amicable settlement during mediation.

As of the date of this report, the Indonesian arbitration panel rejected the claim for compensation of approximately US$85m, in a 2-1 majority decision, awarding Mission’s subsidiary, Oleovest Pte Ltd with US$3,360,000.

The Company can provide no assurances as to the amount or the timing of receipt of this award.

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Capital Markets and Funding

During the period the Company was pleased to settle $7.5 million of the convertible note debt and the working capital loan from SLW International, utilising proceeds from the sale of the 100,000 tpa refinery.

In addition, the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

In March 2014 the Company received approval to place up to 100 million ordinary shares from shareholders. In April the Company placed 15 million ordinary shares.

At the end of April and early May 1,995,009 Warrants expired with Warrant holders electing not to exercise their option to take up ordinary shares.

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CONSOLIDATED GROUP INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2014

	Note	2014	2013
		$	$
Sales revenue		1,231	169,219
Other income		9,682,355	8,244,100
Total revenue	2	9,683,586	8,413,319
Changes in Inventory		-	(356,716)
Cost of materials		-	(10,966)
Director and Employee benefits expense		(1,376,703)	(1,618,058)
Net foreign exchange gains/(losses)		(2,402,664)	(1,418,624)
Consultants’ expenses		(1,047)	(114,533)
Impairment		(363,232)	11,493,832
Shareholder expenses		(61,577)	(108,940)
Travel expenses		(172,842)	(93,291)
Rental expenses		(1,990)	(81,122)
Other expenses		(1,042,388)	(1,295,640)
Depreciation and amortisation expenses		(7,412)	(6,822)
Finance Cost – amortisation		(3,199,884)	(3,394,324)
Finance Costs		(1,662,764)	(654,358)
Profit/(loss) before income tax		(608,917)	10,753,757
Income tax (expense)/benefit		-	20,020
Net profit /(loss) before non-controlling interest		(608,917)	10,773,777
Loss for the year from discontinued and deconsolidated operations		(485,200)	(716,894)
Profit/(Loss) for the year		(1,094,117)	10,056,883
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		(1,077,231)	10,042,733
Non-controlling interests		(16,886)	14,150
		(1,094,117)	10,056,883

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CONSOLIDATED GROUP BALANCE SHEETS

AS AT 30 JUNE 2014

	Note	2014	2013
		$	$
CURRENT ASSETS
Cash and cash equivalents		451,953	1,419,617
Trade and other receivables		3,549,702	3,833,373
Other financial assets		-	11,686
Other assets		-	221,917
Current tax assets		-	-
Total current assets		4,001,655	5,486,593
Non-current assets held for sale		-	14,573,623
Total current assets		4,001,655	20,060,216

NON-CURRENT ASSETS
Property, plant and equipment		2,821	6,002
Other Assets		44,789	40,364
Total non-current assets		47,610	46,366
TOTAL ASSETS		4,049,265	20,106,582
CURRENT LIABILITIES
Trade and other payables	4	125,765	1,679,897
Financial Liabilities		-	27,404,273
Short-term provisions		149,735	136,181
		275,500	29,220,351
Liabilities included in disposal group held for sale		-	1,832,093
Total current liabilities		275,500	31,052,444

NON-CURRENT LIABILITIES
Financial liabilities		15,124,986	1,558,058
Deferred tax liabilities		-	-
Total non-current liabilities		15,124,986	1,558,058
TOTAL LIABILITIES		15,400,486	32,610,502
NET ASSETS (DEFICIT)		(11,351,221)	(12,503,920)

EQUITY
Issued capital		110,523,197	110,415,197
Reserves		19,814,057	13,323,093
(Accumulated losses)	5	(141,617,611)	(136,188,232)
Non-controlling Interests		(70,864)	(53,978)
Total Equity/(Deficiency)		(11,351,221)	(12,503,920)

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CONSOLIDATED GROUP CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2014

	Note	2014 $	2013 $
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		666,081	891,117
Payments to suppliers and employees		(2,500,167)	(3,860,525)
Interest received		1,231	2,914
Finance costs		(1,112,595)	(746,022)
Income tax paid		(10)	(2,177)
Net cash (used in) operating activities	6	(2,945,460)	(3,714,693)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(35,211)	(21,834)
Proceeds and deposit from sale of assets		11,024,194	1,860,172
Release of performance bond and deposits		(1,688)	510,199
Cash balance from deconsolidated operations		(6,517)	-
Net cash provided investing activities		10,980,778	2,348,537

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		108,000	94,949
Proceeds from borrowings		303,479	1,612,880
Repayments of borrowings		(9,371,693)	(358,114)
Net cash provided / (used by) by financing activities		(8,960,214)	1,349,715
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(924,896)	(16,441)
Cash and cash equivalents at beginning of the financial year		1,419,617	1,455,977
Effects of exchange rate fluctuations of cash held in foreign currencies		(42,768)	(19,919)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR		451,953	1,419,617

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Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2013

1.	Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are detailed in Attachment 1.

			2014 $	2013 $
	2.	Profit from Ordinary Activities

ASX Append 4E.3		Loss from ordinary activities before income tax includes the following items of revenue and expense:

		Revenue from Operating Activities

		Sale of finished goods	-	159,055
		Sale of assets	-	145,693
		Interest received	1,231	10,164
		Sale of raw materials		349,922
		Gain on settlement of convertible notes	9,671,893	7,748,485
		Sundry Income	10,462	-
			9,683,586	8,413,319

	3.	Commentary on Results

ASX Append 4E.14		See above from page 1.

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Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2014

4.	Trade and other payables

	CURRENT
	Unsecured liabilities:
	Trade payables	125,765	176,492
	Sundry payables and accrued expenses	-	247,015
	Deposit received on sale of 100,000 tpa refinery	-	1,257,390
		125,765	1,679,897

	5.	Retained Earnings/(Accumulated Losses)

			2014 $	2013 $

ASX Append 4E.8		Balance at the beginning of the financial period	(136,188,232)	(140,376,669)
		Gain on settlement of Series 1 Convertible Note		(5,854,296)
		Settlement of $7.5m of series 3 con note debt	1,003,108	-
		Conversion of Con Note Series 3 to Series 4	(5,143,676)	-
		Deconsolidated operations	(211,580)	-
		Net Profit (loss) attributable to the members of Mission NewEnergy Ltd	(1,077,231)	10,042,733
		Balance at the end of the financial period	(141,617,611)	(136,188,232)

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Mission NewEnergy Limited

 Notes to the Preliminary Final Report

For the Year Ended 30 June 2014

6.	Notes to the Statement of Cash Flows

ASX Append 4E.5	Reconciliation of Cash	2014 $	2013 $
	For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the balance sheet as follows:
	Cash	451,953	1,419,617

	Reconciliation of Profit from Ordinary Activities after Related Income Tax to Net Cash Used in Operating Activities

	Profit / (Loss) after income tax before non-controlling interests	(608,917)	10,773,777
	Non cash flows in profit / (loss)
	Depreciation of plant and equipment – continued operations	7,412	6,822
	Interest accrued	761,514	136,785
	Gain on the settlement/restructure of Convertible Note	(9,671,893)	(7,748,485)
	Amortisation of Equity portion of Convertible Note	3,199,884	3,394,324
	Provision for employee benefits	13,555	31,429
	(Impairment reversal)/Impairment of assets	29,336	(12,174,134)
	Impairment of inventories	-	680,302
	Impairment of receivables and loans	333,896	-
	Net cash provided by / (used in) operating activities before change in assets and liabilities	(5,935,213)	(4,899,180)

	Change in assets and liabilities
	- (Increase) decrease in receivables	-	616,608
	- (Increase) decrease in inventories	-	356,716
	- (Increase) decrease in other assets	136,959	(48,926)
	- (Increase) decrease in deferred tax and current tax	(11)	24,753
	- Increase (decrease) in creditors and accruals	22,491	(936,036)
	Foreign Currency Adjustments	2,398,277	1,277,552
		(3,377,497)	(3,608,513)
	Cash used by non-controlling interests	432,037	(106,180)
	Cash (used in) operations	(2,945,460)	(3,714,693)

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	7.	Details Relating to Dividends (Distributions)

ASX Append 4E.6 ASX Append 4E.14.2 Source Reference		The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.

8.	Earnings Per Share

	2014 $ per share	2013 $ per Share
Basic earnings/(loss) per share (EPS)	(0.08)	0.96
Diluted earnings/(loss) per share (EPS)	(0.08)	0.96

ASX Append 4E.14.1	Basic Earnings per Share
The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	2014 $	2013 $
Earnings (a)	(1,077,231)	10,042,733

	2014 Number	2013 Number
Weighted average number of ordinary shares (b)	13,377,124	10,481,820

(a)	Earnings used in the calculation of basic earnings per share reconciles to net profit in the income statement as follows:

	2014 $	2013 $
Operating net profit attributable to the members of Mission NewEnergy Limited	(1,077,231)	10,042,733
Earnings used in the calculation of basic EPS	(1,077,231)	10,042,733

(b)	Options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below).

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Mission NewEnergy Limited

Notes to the Preliminary Final Report

For the Year Ended 30 June 2014

Source Reference

	9.	Net Tangible Assets Per Security

		2014 $ per share	2013 $ per share

ASX Append	Net tangible asset (deficit)/surplus per security	(0.4)	(1.2)
4E.9

	10.	Details of Entities Over which Control Has Been Gained or Lost

ASX Append 4E.10		Refer to note 13 below.

ASX Append 4E.10.1

ASX Append 4E.10.2

ASX Append 4E.10.3

	11.	Contingent Liabilities and Contingent Assets

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. In addition to these claims both parties have agreed to move to arbitration to resolve this matter. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value. The same subsidiary of the company is also party to a claim from the technology provider of Missions 250,000 tpa refinery, however the subsidiary contends that this claim should a matter between the technology provider and the contractor liable to complete the construction of Missions 250,000 tpa refinery.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2014.

	12.	Segment Information

ASX Append 4E.14.4		Refer to Attachment 2

13.	Discontinuing Operations

The Board has previously resolved to sell non-core assets in India being the windmill power generation operation in India and the office complex. As at the date of this report a working capital loan for Mission Biofuels India PL (MBIPL) (the company operating the power and jatropha segment) is in default. The shares of MBIPL are held as security for the loan by the lender. As a result of the loan default, the Indian operations have been deconsolidated from the Group financial statements with effect from 1 October 2013 due to an effective change in control at that date.

In February 2014 Mission Biotechnologies Sdn Bhd went into a process of winding up and appointed a liquidator for this purpose. Creditors of the company ratified that the said company be wound up via Creditors Voluntary Winding up.

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Source Reference
	14.	Other Significant Information

ASX Append 4E.12		Not applicable

	15.	Information on Audit or Review

ASX Append 4E.15		This preliminary final report is based on accounts to which one of the following applies.

		☐	The accounts have been audited	☐	The accounts have been subject to review
		☒	The accounts are in the process of being audited or subject to review	☐	The accounts have not yet been audited or reviewed

ASX Append 4E.16		Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.

Not applicable

ASX Append 4E.17		Description of dispute or qualification if the accounts have been audited or subjected to review.
Not applicable

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Attachments

Attachment 1: 30 June 2014 Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 10 Consolidated Financial Statements

The consolidated entity has applied AASB 10 from 1 July 2013, which has a new definition of 'control'. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its 'power' over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee's returns. The consolidated entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

AASB 11 Joint Arrangements

The consolidated entity has applied AASB 11 from 1 July 2013. The standard defines which entities qualify as joint arrangements and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets are accounted for using the equity method. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities, will account for its share of the assets, liabilities, revenues and expenses separately under the appropriate classifications.

AASB 12 Disclosure of Interests in Other Entities

The consolidated entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 'Consolidated and Separate Financial Statements', AASB 128 'Investments in Associates', AASB 131 'Interests in Joint Ventures' and Interpretation 112 'Consolidation - Special Purpose Entities'.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

The consolidated entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the 'exit price' and provides guidance on measuring fair value when a market becomes less active. The 'highest and best use' approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The consolidated entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

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AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The consolidated entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 'First-time Adoption of Australian Accounting Standards' is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 'Presentation of Financial Statements'; Clarification that servicing of equipment is covered by AASB 116 'Property, Plant and Equipment', if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 'Financial Instruments: Presentation' should be accounted for in accordance with AASB 112 'Income Taxes'; and clarification of the financial reporting requirements in AASB 134 'Interim Financial Reporting' and the disclosure requirements of segment assets and liabilities.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The consolidated entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity's previous accounting for its involvement with other entities are required and the timing of such adjustments.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

The consolidated entity has applied 2011-4 from 1 July 2013, which amends AASB 124 'Related Party Disclosures' by removing the disclosure requirements for individual key management personnel ('KMP'). Corporations and Related Legislation Amendment Regulations 2013 and Corporations and Australian Securities and Investments Commission Amendment Regulation 2013 (No.1) now specify the KMP disclosure requirements to be included within the directors' report.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include, Mission Biofuels Sdn Bhd, Mission Agro Energy Limited, and Oleovest PL.

Mission Biofuels (India) Pvt Limited has been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default (Refer to note 15 for further details). Mission Biotechnologies Sdn Bhd (MBTSB) has been deconsolidated from the Group financials with effect from 1 April 2014 upon placing the then dormant company into creditors voluntary winding up.

A list of controlled and jointly controlled entities with details of acquisitions and disposals is contained in Note 15 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

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b.	Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

c.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

d.	Inventories

Inventories are measured at the lower of cost and net realisable value.

e.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

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f.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Statement of profit or loss.

g.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

h.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs(except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

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Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

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i.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the Statement of profit or loss.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

j.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

k.	Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

l.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of profit or loss.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

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Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of profit or loss in the period in which the operation is disposed.

m.	Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

n.	Trade and Other Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q.	Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

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s.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

t.	Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

u.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost to sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

v.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

w.	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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Attachment 2: Segment report

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Refining (Malaysia) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2014 $	2014 $	2014 $	2014 $	2014 $	2014 $
Revenue
Revenue from external customers	-	-	-	140,021	-	140,021
Interest received	-	1,231	1,231	-	-	1,231
Other revenue	4,942	9,677,413	9,682,355	-	714,411	10,396,766
Total segment revenue	4,942	9,678,644	9,683,586	140,021	714,411	10,538,018
Changes in Inventory	-	-	-	-	-	-
Costs of materials	-	-	-	-	-	-
Employee benefits expense	(175,040)	(1,201,663)	(1,376,703)	-	(168,289)	(1,544,992)
Impairment	(255,410)	(107,822)	(363,232)	114,063	204,152	(45,017)
Depreciation and amortisation	-	(7,412)	(7,412)	-	-	(7,412)
Interest expense	-	(4,862,648)	(4,862,648)	(56,044)	-	(4,918,692)
Other expenses	(2,748,939)	(933,569)	(3,682,508)	(60,464)	(1,029,956)	(4,772,928)
Segment result before tax	(3,174,447)	2,565,530	(608,917)	137,576	(279,682)	(751,023)

Profit/loss from ordinary activities before income tax			(608,917)	137,576	(279,682)	(751,023)
Income tax expense			-	-	(13,527)	(13,527)
Net profit before accumulated loss from discontinued operations			(608,917)	137,576	(293,209)	(764,550)

Net assets written off from discontinued operations			-	(268,865)	(60,702)	(329,567)

Net profit / (loss) for the year			(608,917)	(131,289)	(353,911)	(1,094,117)

Non-current Segment assets	633,056	3,368,600	4,001,656	155,441	78,608	4,235,705
Non-current Segment assets – Assets held for sale	-	-	-	1,858,171	-	1,858,171

Total Segment assets	677,845	3,371,421	4,049,266	2,015,009	78,608	6,142,883

Segment liabilities	56,772	15,343,714	15,400,486	1,746,144	17,907	17,164,537
Acquisitions of property, plant and equipment	35,780	4,231	40,011	-		40,011

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	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Refining (Malaysia) (Discontinued Operations	Consolidated (Continuing and Discontinued Operations)
	2013 $	2013 $	2013 $	2013 $	2013 $	2013 $
Revenue
Revenue from external customers	159,055	-	159,055	361,096	-	520,151
Interest received	7,634	2,530	10,164	-	-	10,164
Other revenue	495,394	7,748,706	8,244,100	7,689	-	8,251,789
Total segment revenue	662,083	7,751,236	8,413,319	368,785	-	8,782,104
Changes in Inventory	(356,716)	-	(356,716)	-	-	(356,716)
Costs of materials	(10,966)	-	(10,966)	(87,391)	-	(98,357)
Employee benefits expense	(445,460)	(1,172,598)	(1,618,058)	(127,509)	-	(1,745,567)
Impairment	11,493,832	-	11,493,832	(403,463)	-	11,090,369
Depreciation and amortisation	(3,366)	(3,456)	(6,822)	(144,068)	-	(150,890)
Interest expense	(2,991)	(4,045,692)	(4,048,683)	(232,088)	-	(4,280,771)
Other expenses	(1,967,324)	(1,144,825)	(3,112,149)	(91,160)	-	(3,203,309)
Segment result before tax	9,369,092	1,384,665	10,753,757	(716,894)	-	10,036,863
Profit/loss from ordinary activities before income tax			10,753,757	(716,894)		10,036,863
Income tax expense			20,020	-	-	20,020
Net profit			10,773,777	(716,894)	-	10,056,883

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	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Refining (Malaysia) (Discontinued Operations	Consolidated (Continuing and Discontinued Operations)

Non-current Segment assets	38,860	6,002	44,862	-		44,862
Non-current Segment assets – Assets held for sale	12,573,901	-	12,573,901	1,999,722	-	14,573,623
Total Segment assets	13,741,623	4,272,965	18,014,588	2,091,994	-	20,106,582
Segment liabilities	1,591,277	29,187,117	30,778,394	1,832,108	-	32,610,502
Acquisitions of property, plant and equipment	17,282	4,552	21,834	-		21,834

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